                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)


                         FIRST UNITED BANCSHARES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                  33741E 10 4
                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with the statement: [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First United Bancshares, Inc. # 71-0548646

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)

3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                    147,841

         6.      SHARED VOTING POWER                                                    4,045

         7.      SOLE DISPOSITIVE POWER                                               218,795

         8.      SHARED DISPOSITIVE POWER                                              57,789

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                       276,584 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                        [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                             5.3614315%

12.      TYPE OF REPORTING PERSON                                                       HC

         (1) The shares reported hereunder by reporting person are held in various trust accounts administered by First National Bank of El Dorado, First National Bank of Magnolia, First Stuttgart Bank and Trust Co., City National Bank of Fort Smith, and FirstBank of Texarkana, all wholly-owned subsidiaries of reporting person. As such reporting person is filing this Schedule 13G on behalf of the above-named subsidiaries pursuant to Regulation 240.13d-1(f)(1), and for the purposes of Section 13(g) of the Securities Exchange Act, expressly disclaims beneficial ownership of any securities covered by this statement. In accordance with Regulation 240.13d-1(f)(1), see Exhibit 1 attached hereto which is an agreement reflecting that this statement is filed on behalf of the above-mentioned subsidiaries.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of El Dorado, (Trust Department) # 71-0051124

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)


3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                       91,850

         6.      SHARED VOTING POWER                                                      2,968

         7.      SOLE DISPOSITIVE POWER                                                 205,548

         8.      SHARED DISPOSITIVE POWER                                                13,968

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                         219,516  (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                          [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                              4.2551987%

12.      TYPE OF REPORTING PERSON                                                          BK


         (1) The shares reported hereunder by First National Bank of El Dorado are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Stuttgart Bank and Trust Co. (Trust Department) # 71-0139200

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)


3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       Arkansas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                        43,883

         6.      SHARED VOTING POWER                                                          -0-

         7.      SOLE DISPOSITIVE POWER                                                    1,139

         8.      SHARED DISPOSITIVE POWER                                                 42,744

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                           43,883 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                 0.8506482%

12.      TYPE OF REPORTING PERSON                                                            BK


         (1) The shares reported hereunder by First Stuttgart Bank and Trust Co. are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G


CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         City National Bank of Fort Smith (Trust Department) # 71-0032865
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)


3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                        1,200

         6.      SHARED VOTING POWER                                                         -0-

         7.      SOLE DISPOSITIVE POWER                                                   1,200

         8.      SHARED DISPOSITIVE POWER                                                    -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                           1,200 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                 0.0232618%

12.      TYPE OF REPORTING PERSON                                                            BK


         (1) The shares reported hereunder by City National Bank of Fort Smith are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First National Bank of Magnolia (Trust Department) # 71-0112175

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)


3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                       United States

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                         6,308  (1)

         6.      SHARED VOTING POWER                                                          -0-

         7.      SOLE DISPOSITIVE POWER                                                    6,308

         8.      SHARED DISPOSITIVE POWER                                                     -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                            6,308
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                 0.1222772%

12.      TYPE OF REPORTING PERSON                                                            BK


         (1) The shares reported hereunder by First National Bank of Magnolia are held in trust and voted by the bank as Trustee.

                                  SCHEDULE 13G



CUSIP NO:  33741E 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         FirstBank, Texarkana, TX   # 75-1018128

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                     [x]     (a)
                                                                                              [ ]     (b)


3.       SEC USE ONLY
                      ----------------------------------------------------------------------------------

4.       CITIZENSHIP OR PLACE OF ORGANIZATION                           Texas

Number of Shares Beneficially owned by Each Reporting Person With:

         5.      SOLE VOTING POWER                                                         4,600

         6.      SHARED VOTING POWER                                                       1,077

         7.      SOLE DISPOSITIVE POWER                                                    4,600

         8.      SHARED DISPOSITIVE POWER                                                  1,077

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY                                            5,677 (1)
         EACH REPORTING PERSON

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
         EXCLUDES CERTAIN SHARES                                                            [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                 0.1100456%

12.      TYPE OF REPORTING PERSON                                                            BK


         (1) The shares reported hereunder by FirstBank are held in trust and voted by the bank as Trustee.

Item 1(a)        Name of Issuer:  First United Bancshares, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:

                                           Main and Washington Streets
                                           El Dorado, Arkansas 71730

Item 2(a)        Name of Persons Filing:

                                           First United Bancshares, Inc.
                                           First National Bank of El Dorado
                                           First National Bank of Magnolia
                                           City National Bank of Fort Smith
                                           First Stuttgart Bank and Trust Co.
                                           FirstBank of Texarkana

Item 2(b)        Address of Principal Business Office or, if none, Residence:


First United Bancshares, Inc.              First National Bank of El Dorado          First National Bank of Magnolia
Main and Washington Streets                Main and Washington Streets               300 North Jackson
El Dorado, Arkansas 71730                  El Dorado, Arkansas  71730                Magnolia, Arkansas  71753

City National Bank of Ft. Smith            First Stuttgart Bank and Trust Co.        FirstBank
1222 Rogers Avenue                         412 S. Main                               3000 New Boston Road
Fort Smith, Arkansas  72913                Stuttgart, Arkansas  72160                Texarkana, Texas  75501

Item 2(c)        Citizenship:              (See Item 4 of each cover page
                                           hereto)

Item 2(d)        Title of Class of Securities:

                                           Common Stock

Item 2(e)        CUSIP Number:             33741E 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 (a)      [  ]    Broker or Dealer registered under Section 15
                                  of the Act
                 (b)      [  ]    Bank as defined in section 3(a)(6) of the Act
                 (c)      [  ]    Insurance Company as defined in section
                                  3(a)(19) of the Act
                 (d)      [  ]    Investment Company registered under section
                                  8 of the Investment Company Act
                 (e)      [  ]    Investment Adviser registered under section
                                  203 of the Investment Advisers Act of 1940

                 (f)      [  ]    Employee Benefit Plan, Pension Fund which is
                                  subject to the provisions of the Employee
                                  Retirement Income Security Act of 1974 or
                                  Endowment Fund; See SECTION 240.13d-1(b) (1)
                                  (ii) (F)
                 (g)      [X]     Parent Holding Company, in accordance with
                                  SECTION 240.13d-1(b) (ii) (G)

If this Statement is filed pursuant to Rule 13d-1(b) (2), check this box:  [ ]

Item 4.          Ownership

         (a)     Amount Beneficially Owned: (See Item 9 of each cover page
                                            hereto)

         (b)     Percent of Class:          (See Item 11 of each cover page
                                            hereto)

         (c)     Number of Shares as to which such person has:

                 (i)      sole power to vote or to direct the vote       *

                 (ii)     shared power to vote or to direct the vote     *

                 (iii)    sole power to dispose or to direct the
                          disposition of                                 *

                 (iv)     shared power to dispose or direct the
                          disposition of                                 *

         *       (See Items 5-8 of each cover page hereto.)

Item 5.          Ownership of Five Percent or Less of a Class

                          Not Applicable

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                 The Schedule is being filed by First United Bancshares, Inc. on behalf of its wholly owned subsidiaries, First National Bank of El Dorado, First National Bank of Magnolia, City National Bank of Fort Smith, First Stuttgart Bank and Trust Co., and FirstBank of Texarkana, all of which are either national or state banking associations and all of which hold the Issuer's common stock as trustee for various beneficiaries pursuant to granted trust authority.

Item 8.          Identification and Classification of Members of the Group

                          See Item 2(a) above and each cover page hereto.

Item 9.          Notice of Dissolution of Group

                          Not Applicable

Item 10.         Certification

                          Not Applicable

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  February 13, 1996


                                  FIRST UNITED BANCSHARES, INC.



                                  BY: /S/ John E. Burns
                                      ------------------------------------------
                                      John E. Burns
                                      Vice President and Chief Financial Officer

                                   EXHIBIT 1


                                   Agreement


         In accordance with 17 C.F.R. Section 240.13d-1(f)(1)(iii), we hereby agree and consent to the filing of the Schedule 13G by First United Bancshares, Inc. on each of our behalf regarding the beneficial ownership of the common stock of First United Bancshares, Inc., said stock held in trust pursuant to granted trust authority.


                               FIRST NATIONAL BANK OF EL DORADO

                               By: /S/ Richard P. Clark, II
                                   ---------------------------------------------

                               Title:  Senior Vice President & Trust Manager
                                       -----------------------------------------


                               FIRST NATIONAL BANK OF MAGNOLIA

                               By: /S/ Joan Pauley
                                   ---------------------------------------------

                               Title:  Trust Operations Officer
                                       -----------------------------------------


                               CITY NATIONAL BANK OF FORT SMITH

                               By: /S/ Ralph Harmon
                                   ---------------------------------------------

                               Title:  Assistant Vice President & Trust Officer
                                       -----------------------------------------


                               FIRST STUTTGART BANK AND TRUST CO.

                               By: /S/ Pam Colbert
                                   ---------------------------------------------

                               Title:  Vice President & Trust Officer
                                       -----------------------------------------
                                       Trust Division Manager

                               FIRSTBANK

                               By: /S/ Robert McDowell
                                   ---------------------------------------------

                               Title:   Executive Vice President & Trust Officer
                                       -----------------------------------------